Exhibit 14.2

Ariel Way, Inc. Code of Business Conduct

Introduction

Our reputation for integrity and fair dealing is essential to our continued success.

While no written policy can replace thoughtful behavior, please read this statement carefully--it is intended to help you focus on areas of ethical risk and provide guidance on key topics.

Compliance with Laws, Rules, and Regulations

We comply with all laws of the places where we do business. Ariel Way is a global company, subject to many legal systems. Our employees doing business internationally must comply with all applicable laws and regulations and uphold the standards provided in this Code of Business Conduct, regardless of what others may or may not do.

Conflict of Interests and Confidential Information

We need to avoid situations where our personal interests interfere with the Company's interests. We also need to protect confidential information.

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No Insider Trading: We do not trade in Company stock on the basis of material, non-public information concerning the Company, nor do we "tip" others who could reasonably be expected to trade in Company securities. Confidential information should not be shared with others, even with other employees unless of course they have a reasonable business reason for knowing it. ("Material" information is generally regarded as information that a reasonable investor would think is important in deciding whether to buy, hold or sell a security. In short, it is any information that could reasonably affect the price of the security; "non-public" means information not available to the investing community or the public at large.)

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Confidentiality Generally: Our people should maintain the confidentiality of information entrusted to them by the Company or its clients, except when disclosure is authorized or legally mandated. Confidential information includes proprietary information such as our plans, forecasts and employee information, as well as any other non-public information that might be of use to competitors or harmful to us or our clients if disclosed. It also includes information that others have entrusted to us on a confidential basis. Our obligations not to disclose confidential information continue even after employment ends.

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Corporate Opportunities: We owe a duty to advance our employer's legitimate interests. We do not personally take investment or other corporate opportunities that become available to us, or family members, as a result of employment. The test for this is simple--don't take anything offered to you, including any loan or other financial benefit, on terms that would not be made available to you if you were not an employee of our company. This does not, of course, prohibit customary business entertainment and non-cash gifts meant to create goodwill and sound working relationships consistent with customary business practice. We expect each employee to exercise good judgment and discretion in giving or accepting any gift.

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Competition and Fair Dealing: Many of us have signed agreements that subject us to non-competition restrictions, or prohibitions against soliciting customers or employees, any or all of which may apply even after termination of employment. As a matter of policy, we must vigorously enforce these kinds of limitations, whether they arise under employment agreements, stock award agreements, acquisition agreements or otherwise. We also must outperform our competitors through our innovation, execution and hard work, not unethical or illegal business practices. Examples include theft of competitively sensitive information, giving or receiving inappropriate gifts or other improper inducements that are not consistent with customary business practice. We do not take unfair advantage of anyone through manipulation, concealment, misrepresentation of material facts or any other unfair practice.

Discrimination and Harassment

We are a global equal opportunity employer and, except in the rare case in which a bona fide occupational qualification applies, do not discriminate against employees or job applicants on the basis of race, religion, sex, national origin, age, handicap, pregnancy or any similar status or condition. We recognize that we have employees from various countries around the world with various cultural ethical backgrounds, but we also recognize that all employees, regardless of these various backgrounds, still must adhere to these express principles and rules against discrimination and harassment.

Furthermore, sexual harassment of any kind is expressly prohibited. We define sexual harassment as unwelcome sexual advances, requests for sexual favors and/or other verbal, visual or physical conduct of a sexual nature when:

•	Submission to such conduct is explicitly or implicitly made a condition of an individual’s employment or advancement;
•	The response to such conduct is used as a basis for employment decisions; or
•	The conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile or offensive working environment.

Health and Safety

We strive to provide a safe and healthy work environment by following safety and health rules and practices and promptly reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or senior manager. We report to work in condition to perform our duties at our best.

Accounting and Recordkeeping

We require honest and accurate recording and reporting of information in order to make responsible business decisions and accurately calculate our financial results. We document and record our business expenses accurately. Unrecorded or "off the books" funds or other assets, charges or obligations are strictly prohibited, as are special billing or payment procedures that suggest evasion of tax or other requirements by the other party to them.

Protection and Proper Use of Assets

Theft, carelessness or waste of Company assets have a direct impact on our profitability. All Company assets should only be used for legitimate business purposes.

Political Activities

Our employees are encouraged to exercise their right to participate in political activities. This decision to become involved in political activities is entirely personal and voluntary. Therefore, Company funds generally should not be used for contributions to any political party or candidate. However, we recognize our right and responsibility to lobby on behalf of issues that affect our company and business operations, but only in full compliance with the laws and regulations governing these activities.

Implementation and Enforcement

Acts that violate these policies will be considered outside the scope of employment and may result in disciplinary action and legal sanctions being taken against you, including where appropriate the immediate termination of employment.

If you have any doubts about whether you or anyone else is adhering to these principles, you should feel free to discuss the matter with your supervisor, the financial manager for your unit or Ariel Way's compliance office. If you feel uncomfortable in doing that or just want to remain anonymous, you can use the mechanism we have developed for confidentially reporting possible violations of this policy or other improper behavior.

All reports of possible violations about which management becomes aware will be promptly considered. We will not punish any employee or representative for making any report in good faith.

Waivers

Under applicable requirements, only our Board of Directors or the Governance Committee of our Board is permitted to waive a provision of these policies for our executive officers or directors, and we cannot foresee circumstances in which any waiver would be granted. Waivers for any other employee may be made only by an appropriate Company officer or business unit head, and then only under special circumstances.

Conclusion

No set of specific rules can anticipate or capture every possible instance in which an ethical issue may arise. Instead, all of us must be guided by the overarching principle that we are committed to fair and honest conduct and use our judgment and common sense whenever confronted with an ethical issue.

Our reputation depends, to a very large measure, on you taking personal responsibility for maintaining and adhering to the policies and guidelines set forth here. Your continued cooperation in this regard is appreciated.

Internal Control

Ariel Way employees are required to comply with our Code of Business Conduct. In addition, employees are encouraged to report any suspected violation of Ariel Way policy (including violations of accounting or auditing policies) or laws governing our business by Ariel Way employees.

If you have any doubts about whether any employee is adhering to these principles, you should feel free to discuss the matter with your supervisor, the financial manager for your unit or Ariel Way's Corporate Legal Counsel.

Employees will not be disciplined or suffer retaliation for reporting suspected violations honestly and in good faith. You will not be required to identify yourself if you prefer not to. All reports will be confidential except as necessary to conduct investigations.